SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCOTTISH POWER PLC

(Name of Subject Company)

SCOTTISH POWER PLC

(Name of Person(s) Filing Statement)

Ordinary shares of 42p each (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each of which represents four Ordinary Shares

(Title of Class of Securities)

81013T804

(CUSIP Number of Class of Securities)

Sheelagh Duffield

Company Secretary

1 Atlantic Quay

Glasgow G2 8SP

Scotland

0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Richard C. Morrissey

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

England

011 44 20 7959 8900

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This announcement has been made available to shareholders of Scottish Power plc (“ScottishPower”). If Iberdrola, S.A. (“Iberdrola”) conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola shares and Iberdrola ADSs will only be distributed to existing ScottishPower shareholders and ADS holders. The new Iberdrola shares and Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction. In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary note regarding forward looking statements

This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of ScottishPower’s or the enlarged Iberdrola group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower’s or the enlarged Iberdrola group’s business. These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements.

These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.

THIS DOCUMENT AND THE ACCOMPANYING FROM OF ELECTION ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial advisor.

All words and expressions defined in the Scheme Document and the Form of Election have the same respective meanings in this document. Please read the terms and conditions of the Scheme, as set out in the Scheme Document, the terms of which are incorporated into and form part of this document.

In the event of a conflict between this document and the rules of the Scheme or any relevant legislation, the rules or the legislation will prevail.

References to Taxation are for guidance only. You are recommended to seek you own financial advice as regards your choices under the Offer and the effect these will have on your tax position.

February 26, 2007

To holders of Options under the ScottishPower Executive Option Scheme (“ExSOP”)

Dear Optionholder

Iberdrola’s offer for ScottishPower plc—your options under the Plan

As you know, Iberdrola has made an offer to buy all the Shares in ScottishPower (the “Offer”). I am writing to give you some information on the effect the Offer will have on your options under the ExSOP (the “Options”).

1    How does the Offer work?

The Offer will be carried out through a “scheme of arrangement” (the “Scheme”) which involves a reorganisation of the share capital of ScottishPower. The Scheme has to be approved by ScottishPower Shareholders at a court meeting and at a separate Extraordinary General Meeting which will be held on 30 March 2007. Once approved by ScottishPower Shareholders, the Scheme will only become effective if approved by the Court of Session in Edinburgh (the “Court”). This is expected to take place on 19 April 2007.

You will receive a copy of the Scheme Document for the Offer which sets out all the details of the Offer. You should read this letter with the Scheme Document.

If you have not got a copy of the Scheme Document, then please call Lloyds TSB Registrars on 0800 023 2559.

2    What will ScottishPower ADS Holders get for their ScottishPower ADSs under the Offer?

If the Offer goes ahead, ScottishPower ADS Holders will get, for each ScottishPower ADS they hold:

•	£16.00 in cash; and

•	0.6584 of an Iberdrola ADS.

Each Iberdrola ADS will represent one Iberdrola ordinary share. Holders of ScottishPower ADSs on the register maintained by the ScottishPower Depository at the Special Dividend Record Time, which is expected to be on 20 April 2007, will also get a special dividend of 48 pence per ScottishPower ADS (the “Special Dividend”).

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3    What will happen to my Options?

If the Offer goes ahead, you will be able to exercise your Options in full conditionally on the Court approving the Scheme and the Options lapse immediately after that. This is expected to happen on 19 April 2007.* ScottishPower and Iberdrola have agreed that any performance conditions to which the Options are subject will be treated as satisfied in full.

4    What happens if I do nothing?

If you do nothing, your Options will lapse, at the latest, on the date the Court approves the Scheme and will be of no value. Therefore, Options are expected to lapse, at the latest, on 19 April 2007.

5    How do I exercise an Option in connection with the Offer?

If you want to exercise an Option in connection with the Offer, you can do so by ticking the box next to the option in Box 1 on the enclosed Form of Election and returning it within the time limit. The exercise will take effect when the Court approves the Scheme.

If the Court does not approve the Scheme by 31 July 2007, or such later date (if any) as ScottishPower and Iberdrola may agree and the Court may allow, your Form of Election will have no effect and your Option will remain as before.

6    Do I have to pay the exercise price?

If you use the enclosed Form of Election, you will not have to provide us with a cheque for the exercise price. Instead, the exercise price will be deducted from the proceeds (including the sale proceeds of any Iberdrola ADSs if necessary) to which you are entitled under the Offer. If you would prefer to provide a check, then tick Box 2 on the Form of Election and enclose a check for the exercise price (made out to Scottish Power plc) with your Form of Election.

7    What will I get if I exercise an Option?

If you decide to exercise an Option, you will get £16.00 in cash and 0.6584 of an Iberdrola ADS for each ScottishPower ADS which you receive on exercise of your Option. As each ScottishPower ADS represents four ScottishPower Shares, this is the same as other ScottishPower Shareholders are getting under the Offer.

You may, subject to the limitations described in the Scheme document, change the proportion of cash and Iberdrola ADSs using the Mix and Match Facility, see paragraph 4 of Part 4 of the Scheme Document.

You will also receive the 48p Special Dividend per ScottishPower ADS.

8    What can I do with my Iberdrola ADSs?

The Iberdrola ADSs will not be listed or traded on any exchange, so they will only be eligible for trading “over-the-counter” and therefore may be illiquid.

If you wish to convert your Iberdrola ADSs into the underlying New Iberdrola Shares, you will be able to present your Iberdrola ADSs to the Iberdrola Depository for cancellation and delivery of the New Iberdrola Shares underlying your Iberdrola ADSs. Any such cancellation will result in a fee of up to US$5.00 for each 100 Iberdrola ADSs or any portion thereof issued or surrendered. Additionally, if Iberdrola terminates the Iberdrola ADR Facility, you will receive the New Iberdrola Shares underlying your Iberdrola ADSs.

The New Iberdrola Shares will be listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (the Bolsas de Valores) and through the Spanish Continuous Market, and their share price will be quoted in Euros. Dividends will be subject to Spanish tax. Holding Iberdrola Shares may

*	All the dates in this letter assume that the Offer goes ahead on the expected timetable. If it does not, the dates will change. We will let you know if any change in the timetable is going to affect the choices you have to make in relation to your Options.

2

involve different and possibly unfamiliar formalities from holding ScottishPower ADSs. Please see paragraph 22 of Part 4 of the Scheme Document for more information on the Iberdrola Shares and the rights that you will have in respect of Iberdrola ADSs.

9    I would prefer to get cash rather than Iberdrola ADSs. How can I sell them?

As discussed above, the Iberdrola ADSs will only be eligible for sale “over-the-counter”.

10    When will I get my cash and Iberdrola ADSs?

You will get your cash (by check) and your documentation for any Iberdrola ADSs as soon as reasonably practicable after the Scheme becomes effective.

11    Can I vote on the Offer as an Optionholder?

No. Holding Options under the ExSOP (or any other option plan, arrangement or scheme) does not give you a right to vote. Only ScottishPower ADS Holders on the register as at February 20, 2007 may vote on the Offer.

12    Can I take advantage of the Mix and Match Facility?

Yes. You will, subject to the limitations described in the Scheme Document, be able to alter the proportion of cash and Iberdrola ADSs otherwise distributable to you by using the Mix & Match Facility (Box 3A and 3B) contained in the enclosed Form of Election in accordance with the instructions on the Form.

13    What happens if I leave the ScottishPower group?

If you leave or have left ScottishPower, your Option will either lapse or become exercisable for a limited period, depending on why you left. The length of that period will depend on the circumstances of your leaving. If you left for reasons of injury, disability, ill health, retirement, the business or company by which you were employed being transferring out of the ScottishPower group or redundancy, your Option will have become exercisable for a period ending on the later of 12 months after the date of cessation and 42 months after the date of grant. But, whatever that period may be, your Option will lapse when the court approves the Offer if that is earlier than the end of the period.

If your Option is going to lapse before 19 April 2007, do not use the Form of Election. Instead, use the exercise documents sent to you when you left. You will get ScottishPower ADSs and will be able to participate in the Offer like any other ScottishPower ADS Holder.

14    What do I do now?

If you want to exercise an Option, complete and return the enclosed Form of Election to Lloyds TSB Offshore Trustee Company Limited in the pre-paid envelope provided.

Your Form of Election must be received by no later than 12.00 noon on 12 April 2007 or it will be of no effect and your Option will, in due course, lapse.

If you have any further queries on the Offer generally, call Lloyds TSB Registrars on +44800 023 2559. If you have queries on how it affects your Options, you should call Lloyds TSB Offshore Trust Company Limited on +441534 604706.

Yours sincerely

Sheelagh Duffield

Company Secretary and Corporate Legal Director

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This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The Iberdrola ADSs will only be distributed to existing ScottishPower ADS Holders. The New Iberdrola Shares to be issued to ScottishPower Shareholders and the Iberdrola ADSs to be issued to ScottishPower ADS Holders under the terms of the Scheme or pursuant to any exercise of an Option under the Plan have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares or the Iberdrola ADSs have been, or will be applied for in any jurisdiction. The New Iberdrola Shares and the Iberdrola ADSs and, if applicable, certain New Iberdrola Shares and Iberdrola ADSs issued under the Plan, will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof based on Court approval of the Scheme. For the purpose of qualifying for this exemption from the registration requirements of the US Securities Act, ScottishPower will advise the Court that its sanctioning of the Scheme will be relied upon by ScottishPower and Iberdrola as an approval of the Scheme, following a hearing on its fairness to ScottishPower Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Shareholders who may be deemed to be affiliates of ScottishPower for the purposes of the US Securities Act before implementation of the Scheme or of Iberdrola before or after implementation of the Scheme will be subject to restrictions on the sale of New Iberdrola Shares and the Iberdrola ADSs received in connection with the Scheme under Rule 145(d) of the US Securities Act. ScottishPower Shareholders who are affiliates may, in addition to re-selling their New Iberdrola Shares or their Iberdrola ADSs in the manner permitted by Rule 145(d) under the US Securities Act, also sell their New Iberdrola Shares under any other available exemption under the US Securities Act, including Regulation S.

Shareholders who may be deemed to be affiliates of ScottishPower or Iberdrola include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, ScottishPower or Iberdrola and would include certain officers and directors of ScottishPower and Iberdrola and may include certain significant shareholders.

If Iberdrola determines to implement the Offer by way of a Takeover Offer rather than the Scheme, Iberdrola will, to the extent that the New Iberdrola Shares or the Iberdrola ADSs issued in connection with the Offer are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the SEC and ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are strongly advised to read the documents that will be made available to them, including the registration statement, prospectus and Solicitation/ Recommendation Statement on Schedule 14D-9, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower and the Offer. If and when filed, investors may obtain free copies of the registration statement and the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.

No US federal or state Securities Commission has approved, disapproved, endorsed or recommended the offer of the New Iberdrola Shares or the Iberdrola ADSs, nor has it expressed a view on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or the Scheme.

The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, considers the proposals set out in this document and the Form of Election to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

The ScottishPower Directors accept responsibility for the information contained in this document. To the best of the knowledge and belief of the ScottishPower Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Printed by RR Donnelley, 10661

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ADSs

THIS DOCUMENT AND THE ACCOMPANYING LETTER ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

All words and expressions defined in the Scheme Document have the same respective meanings in this Form of Election. Please read the terms and conditions of the Scheme, as set out in the Scheme Document, the terms of which are incorporated into and form part of this Form of Election.

ScottishPower Executive Share Option Scheme 2001

Form of Election

Instructions for completing this form

1	The choices available to you are set out in the letter which accompanied this Form of Election. This Form of Election should be read together with that letter.

2	If you want to exercise an Option, tick the box next to the option in Box 1 on the Form of Election.

3	The exercise price will normally be deducted from the proceeds due to you under the Offer. If you do not want this to happen, tick the box in Box 2 and enclose a cheque for the exercise price with your Form of Election.

4	If you want to use the Mix and Match Facility:

•	to receive more cash, then, in Box 3A, fill in the number of ScottishPower ADSs for which you wish to receive only cash.

•	to receive more Iberdrola ADSs, then, in Box 3B, fill in the number of ScottishPower Shares for which you wish to receive only Iberdrola ADSs.

5	If you are a personal representative of an Optionholder who has died or you have any queries, you should contact Lloyds TSB Offshore Trustee Company Limited on 01534 604706.

6	Once you have completed this Form of Election, you must sign it where indicated in Box 4 in the presence of a witness and date it. The witness must be at least 18 years of age and must not be your spouse or civil partner. The witness should sign and print his/her name and address where indicated.

7	Return this form to Lloyds TSB Offshore Trust Company Limited at PO Box 63, 7 Bond Street, St Helier, Jersey JE4 8PH by 12.00 noon on 12 April 2007 using the enclosed envelope.

Box 1 – Exercising your Options

Date of grant	Exercise price	Number of ScottishPower ADSs	Exercise (Tick the box if you want to exercise)
☐
☐
☐
☐

Box 2 – Paying the exercise price yourself

☐

Tick this box if you do not want the exercise price of the Option paid for you. If you do this, you must enclose a cheque for the exercise price with your Form of Election. If you do not, we will ignore the tick.

Box 3 – The Mix and Match Election

Box 3A: Number of ScottishPower ADSs under Option for which I want to receive cash only.	(Insert number of ScottishPower ADSs for which you want to receive cash only.)

Box 3B: Number of ScottishPower ADSs under Option for which I want to receive Iberdrola	(Insert number of ScottishPower ADSs for which you want to receive
ADSs only.	Iberdrola ADSs only.)

Box 4 - Signature

I understand and accept that the choices I have made on this Form of Election are made on and are subject to the Terms & Conditions and the letter to Optionholders which accompany this Form of Election, the Scheme Document the Terms of the Dealing Facility and the rules of the Scheme and I hereby sign this Form of Election as a deed.

Dated:	2007

Your signature:

Your name: (please print)

Your address: (please print)

Postcode:

Your contact telephone number:

Your independent witness’s signature:

Your witness’s address: (please print)

Postcode:

Terms & Conditions

1	By ticking the box next to an Option in Box 1:

1.1	you exercise the Option to the maximum possible extent on the date on which the Court sanctions the Scheme of Arrangement;

1.2	unless you have ticked the box in Box 2 and enclosed a cheque made out to “Scottish Power plc” for the exercise price, you undertake to pay the exercise price for the Option;

1.3	you agree to the relevant number of ScottishPower ADSs being issued or transferred to you or to any nominee for you selected by ScottishPower on such terms as ScottishPower sees fit;

1.4	you consent to the deduction of:

1.4.1	the amount of any income tax or social security contributions which is required to be withheld in relation to the exercise of Options; and

1.4.2	the amount of any part of the exercise price of the Options which you have undertaken to pay,

from any amounts payable to you by ScottishPower or Iberdrola under the Offer, the letter which accompanied this Form of Election or otherwise and paid to HMRC or the relevant tax authorities on your behalf and you authorise ScottishPower and Iberdrola to make such other arrangements as they may require to satisfy any withholding obligation in respect of any income tax or other amounts payable by any member of the ScottishPower group to the appropriate authorities in relation to the exercise of your Options.

2	Any instructions on this Form of Election are conditional upon the ScottishPower Shareholders approving the Offer and Court Sanction.

3	If you have ticked Box 3B, you understand that your election will be of no effect if the cash you are entitled to under the Offer is not sufficient to pay the total exercise price and the amount of any income tax and applicable social security contributions which are payable in connection with the exercise of your Option, unless you have provided a cheque for these amounts.

4	A Form of Election will be of no effect unless it is completed, correctly dated, signed and witnessed. However, ScottishPower reserves the right, at its discretion, to treat as effective any form which is not correctly completed.

5	All your choices on this Form of Election are irrevocable (unless ScottishPower decides otherwise).

6	You confirm that you are entitled to exercise your Option(s) and accept that your Option(s) will continue in accordance with its terms until it is exercised or lapses and you understand that this Form of Election will be of no effect if your Option(s) lapses before the date on which the exercise would otherwise be effective (as described above).

7	If you have been permitted to exercise your Option(s) without enclosing your Option certificate(s) you agree to deliver such certificate(s) to ScottishPower for cancellation as soon as it becomes available to you. You also agree to indemnify ScottishPower and/or Iberdrola against all claims, demands, liabilities and expenses, however arising, as a consequence of exercise being permitted without production of the relevant certificate(s).

8	You irrevocably appoint the Company Secretary of ScottishPower (or his or her nominee) from time to time to be your true and lawful attorney (“Attorney”) with full power and authority in your name and on your behalf to approve, sign, execute (as a deed or otherwise) and deliver any document and do any act or thing which the Attorney, in his/her absolute and unfettered discretion, considers necessary or desirable in order to give effect to your instructions on this Form of Election or otherwise in connection with the Offer. The Attorney has the full power to appoint in writing a substitute to act as your Attorney for these purposes.

9	You acknowledge that neither Iberdrola nor ScottishPower will be responsible for any loss resulting from this Form of Election being incorrectly completed and that neither Iberdrola nor ScottishPower is obliged to obtain clarification of your instructions.

10	You direct that all correspondence, consideration and any other item in connection with your Options or the Offer be sent to you at your own risk to the address to which your copy of the letter which accompanied this Form of Election was sent.

11	Terms defined in the letter which accompanied this Form of Election or the Scheme Document have the same meaning when used in this Form of Election.

Printed by RR Donnelley, 10959

THIS DOCUMENT AND THE ACCOMPANYING FORM OF ELECTION ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, lawyer, accountant or other independent financial advisor who is an appropriately authorized independent financial advisor.

Please read the terms and conditions of the Scheme, as set out in the Scheme Document, the terms of which are incorporated into and form part of this document.

Terms defined in the Scheme Document and the Form of Election have the same meanings when used in this document unless otherwise indicated.

In the event of a conflict between this document and the rules of the Plan or any relevant legislation, the rules or the legislation will prevail.

References to taxation are for guidance only. You are recommended to seek your own financial advice as regards your choices under the Offer and the effect these will have on your tax position.

February 26, 2007

To holders of Options under the PacifiCorp Stock Incentive Plan (“Plan”)

Dear Optionholder

Iberdrola’s offer for ScottishPower plc—your options under the Plan

As you know, Iberdrola has made an offer to buy all the Shares in ScottishPower (the “Offer”). I am writing to give you some information on the effect the Offer will have on your options under the Plan (the “Options”).

1    How does the Offer work?

The Offer will be carried out through a “scheme of arrangement” which involves a reorganisation of the share capital of ScottishPower (the “Scheme”). The Scheme has to be approved by ScottishPower Shareholders at a court meeting and at a separate Extraordinary General Meeting which will be held on March 30, 2007. Once approved by ScottishPower Shareholders, the Scheme will only become effective if approved by the Court of Session in Edinburgh (the “Court”). This is expected to take place on April 19, 2007.

You will receive a copy of the Scheme Document for the Offer which sets out all the details of the Offer. You should read this letter with the Scheme Document.

If you have not got a copy of the Scheme Document, then please call Georgeson on +1 800 657 4988.

2    What will ScottishPower ADS Holders get for their ScottishPower ADSs under the Offer?

If the Offer goes ahead, ScottishPower ADS Holders will get, for each ScottishPower ADS they hold:

•	£16.00 in cash; and

•	0.6584 of an Iberdrola ADS.

Each Iberdrola ADS will represent one Iberdrola ordinary share. Holders of ScottishPower ADSs at the Special Dividend Record Time will also get a special dividend of 48 pence per ScottishPower ADS (the “Special Dividend”).

You can elect to change the properties of cash and Iberdrola ADSs using the mix and match facility, subject to the terms set out in the Scheme Document.

3    What will happen to my Options?

You may elect to exercise your Option (prior to their expiration under their terms) in connection with the Offer, in which case your Option will be exercised as at the date the Court approves the Scheme and the choices set out in this letter will be available to you. If you choose to exercise your Option in connection with the Offer, you should complete the Form of Election accompanying this letter.

Alternatively, as your Option is already exercisable, you may choose to exercise your Option prior to the Court’s approval of the Scheme, in which case you would receive ScottishPower ADSs and could then participate in the Offer on the same terms as any other ScottishPower ADS Holder, see paragraph 22 of Part 4 of the Scheme Document. If you wish to exercise your Option in accordance with their terms before the Court approves the Scheme (this is expected to happen on April 19, 2007*), you should use the exercise documentation provided to you previously and not the Form of Election accompanying this letter.

4    How do I exercise an Option in connection with the Offer?

If you want to exercise an Option in connection with the Offer, you can do so by ticking Box 1 in the enclosed Form of Election and returning it by April 12, 2007. The exercise will take effect when the Court approves the Scheme.

If the Court does not approve the Scheme by July 31, 2007 or such later date (if any) as ScottishPower and Iberdrola may agree and the Court may allow, your Form of Election will have no effect, and your option will remain as before.

5    What happens if I do nothing?

If you do nothing, your Option will be treated as having been exercised as of the Court approval of the Scheme and you will be deemed to have accepted the Offer as set out in paragraph 2 above.

6    Do I have to pay the exercise price?

If you use the enclosed Form of Election to exercise your Option, you do not have to provide a check for the exercise price. Instead, the exercise price will be deducted from the proceeds (including the sale proceeds of any Iberdrola ADSs if necessary) to which you are entitled under the Offer.

If you would prefer to provide a check (e.g. because you want to take more Iberdrola ADSs instead of cash under the Mix and Match Facility) then tick Box 2 on the Form of Election and enclose a check for the exercise price (made out to Scottish Power plc) with your Form of Election.

7    What will I get if I exercise my Option using the existing exercise documentation provided to me previously?

If you decide to exercise your Options before the Court approves the Scheme using the exercise documentation provided to you previously, you will become a holder of ScottishPower ADSs as of the effective date of Option exercise. In the event that the Scheme becomes effective, you will get £16 in cash, 0.6584 of an Iberdrola ADS and the 48 pence Special Dividend for each ScottishPower ADS which you received on exercise of your Option. As your ScottishPower ADSs each represent four ScottishPower Shares, this is equivalent to what other ScottishPower Shareholders will receive under the Offer upon the Scheme becoming effective.

You will receive a check from the ScottishPower Depositary in US Dollars for the cash portion of the Offer consideration with respect to your ScottishPower ADSs (less any deductions in respect of the exercise price and taxes). Fractional Iberdrola ADSs will not be issued, and instead will be aggregated and sold in the market and you will get your share of the proceeds.

*	All the dates in this letter assume that the Offer goes ahead on the expected timetable. If it does not, the dates will change. We will let you know if any change in the timetable is going to affect the choices you have to make in relation to your Options.

See the Scheme Document for treatment of ScottishPower ADSs in the offer and choices available to holders of ScottishPower ADSs.

8    What will I get if I exercise my Option using the Form of Election accompanying this letter?

You will become a holder of ScottishPower ADSs when the exercise of your Option takes effect on Court approval of the Scheme. However, the resulting ScottishPower ADSs will be exchanged for cash and Iberdrola ADSs under the terms of the Offer upon the Scheme becoming effective. Because of this, you will not get an American Depositary Receipt for your ScottishPower ADSs but you will, in due course, get cash and Iberdrola ADSs as consideration for the ScottishPower ADSs issued upon Option exercise. You will also receive a 48p Special Dividend per ScottishPower ADS.

You may, subject to the limitations described in the Scheme Document, change the proportion of cash and Iberdrola ADSs using the Mix and Match Facility, see paragraph 4 of Part 4 of the Scheme Document.

9    What can I do with my Iberdrola ADSs?

The Iberdrola ADSs will not be listed or traded on any exchange, so they will only be eligible for trading “over-the-counter” and therefore may be illiquid.

If you wish to convert your Iberdrola ADSs into the underlying New Iberdrola Shares, you will be able to present your Iberdrola ADSs to the Iberdrola Depositary for cancellation and delivery of the New Iberdrola Shares underlying your Iberdrola ADSs. Any such cancellation will result in a fee of up to US$5.00 for each 100 Iberdrola ADSs (or any portion thereof issued or surrendered). Additionally, if Iberdrola terminates the Iberdrola ADR Facility, you will receive the New Iberdrola Shares underlying your Iberdrola ADSs.

The New Iberdrola Shares will be listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (the Bolsas de Valores) and through the Spanish Continuous Market, and their share price will be quoted in Euros. Dividends will be subject to Spanish tax. Holding Iberdrola Shares may involve different and possibly unfamiliar formalities from holding ScottishPower ADSs. Please see paragraph 22 of Part 4 of the Scheme Document for more information on the Iberdrola Shares and the rights that you will have in respect of Iberdrola ADSs.

10    I would prefer to get cash rather than Iberdrola ADSs. How can I sell them?

As discussed above, the Iberdrola ADSs will only be eligible for sale “over-the-counter”.

11    When will I get my cash and Iberdrola ADSs?

You will get your cash (by check) and your documentation for any Iberdrola ADSs as soon as reasonably practicable after the Scheme becomes effective. If you exercise your option prior to the Court’s approval of the Scheme, you will be required to submit a letter of transmittal in order to receive your consideration like other ScottishPower ADS Holders, as explained in the Scheme Document.

12    What are the tax consequences of exercising my Options?

Any US federal income, social security and Medicare taxes due will be withheld through payroll by your local employer at the time of exercise, and remitted to the tax authorities. If the required withholding amounts are not sufficient to cover applicable taxes, you will be responsible for any additional tax liability. See the Scheme Document for the tax treatment of such ScottishPower ADSs in the Offer.

13    Can I vote on the Offer as an Optionholder?

No. Holding Options under the Plan (or any other option plan, arrangement or scheme) does not give you a right to vote. Only ScottishPower ADS Holders who hold ScottishPower ADSs as of February 20, 2007 may vote on the Offer.

14    Can I take advantage of the Mix and Match Facility?

Yes, but only if you exercise your Options in connection with the Offer or in time to make an election in respect of your ScottishPower ADSs by April 4, 2007, like other ScottishPower ADS Holders. You may, subject to the limitations described in the Scheme Document, be able to alter the proportion of cash and Iberdrola ADSs otherwise distributable to you by using the Mix & Match Election contained in the enclosed Form of Election.

15    What happens if I leave the ScottishPower group?

If you leave or have left the ScottishPower group, your Option will lapse in accordance with its terms. The Offer does not extend the term of any Option or amend your Option in any way. The length of the period during which an Option may be exercised following terminated employment generally depends on the circumstances of your leaving.

If your Option is going to lapse before April 19, 2007, do not use the Form of Election. Instead, you must use the exercise documents previously provided to you if you wish to exercise your Option. You will get ScottishPower ADSs upon valid exercise of such Options and will be able to participate in the Offer in the same way as any other ScottishPower ADS Holder.

16    What do I do now?

If you want to exercise your Option in connection with the Offer, complete and return the enclosed Form of Election to ScottishPower shareholder services department in the pre-paid envelope provided.

Your Form of Election must be received by no later than April 12, 2007. If you do nothing, your Option will be treated as having been exercised as of the Court approval of the Scheme and you will be deemed to have accepted the Offer as set out in paragraph 2 above.

If you wish to exercise your Options independently of the Offer, use the documentation and forms previously provided to you for Option exercise.

If you are a ScottishPower ADS Holder and you have questions relating to the Offer, please call Georgeson on +1 800 657 4988 between 9.00 a.m. and 11.00 p.m. (New York time). Please note that calls to these numbers may be monitored and recorded, and no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be given.

Yours sincerely

Sheelagh Duffield

Company Secretary and Corporate Legal Director

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The Iberdrola ADSs will only be distributed to existing ScottishPower ADS Holders. The New Iberdrola Shares to be issued to ScottishPower Shareholders and the Iberdrola ADSs to be issued to ScottishPower ADS Holders under the terms of the Scheme or pursuant to any exercise of an Option under the Plan have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares or the Iberdrola ADSs have been, or will be applied for in any jurisdiction. The New Iberdrola Shares and the Iberdrola ADSs and, if applicable, certain New Iberdrola Shares and Iberdrola ADSs issued under the Plan, will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof based on Court approval of the Scheme. For the purpose of qualifying for this exemption from the registration requirements of the US Securities Act, ScottishPower will advise the Court that its sanctioning of the Scheme will be relied upon by ScottishPower and Iberdrola as an approval of the Scheme, following a hearing on its fairness to ScottishPower Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Shareholders who may be deemed to be affiliates of ScottishPower for the purposes of the US Securities Act before implementation of the Scheme or of Iberdrola before or after implementation of the Scheme will be subject to restrictions on the sale of New Iberdrola Shares and the Iberdrola ADSs received in connection with the Scheme under Rule 145(d) of the US Securities Act. ScottishPower Shareholders who are affiliates may, in addition to re-selling their New Iberdrola Shares or their Iberdrola ADSs in the manner permitted by Rule 145(d) under the US Securities Act, also sell their New Iberdrola Shares under any other available exemption under the US Securities Act, including Regulation S.

Shareholders who may be deemed to be affiliates of ScottishPower or Iberdrola include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, ScottishPower or Iberdrola and would include certain officers and directors of ScottishPower and Iberdrola and may include certain significant shareholders.

If Iberdrola determines to implement the Offer by way of a Takeover Offer rather than the Scheme, Iberdrola will, to the extent that the New Iberdrola Shares or the Iberdrola ADSs issued in connection with the Offer are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the SEC and ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are strongly advised to read the documents that will be made available to them, including the registration statement, prospectus and Solicitation/Recommendation Statement on Schedule 14D-9, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower and the Offer. If and when filed, investors may obtain free copies of the registration statement and the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.

No US federal or state Securities Commission has approved, disapproved, endorsed or recommended the offer of the New Iberdrola Shares or the Iberdrola ADSs, nor has it expressed a view on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or the Scheme.

The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, considers the proposals set out in this document and the Form of Election to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

The ScottishPower Directors accept responsibility for the information contained in this document. To the best of the knowledge and belief of the ScottishPower Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Printed by RR Donnelley, 79205

THIS DOCUMENT AND THE ACCOMPANYING FORM OF ELECTION ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, lawyer, accountant or other independent financial advisor who is an appropriately authorized independent financial advisor.

All words and expressions defined in the Scheme Document have the same respective meanings in this document. Please read the terms and conditions of the Scheme, as set out in the Scheme Document, the terms of which are incorporated into and form part of this document.

Terms defined in the Scheme Document and the Form of Election have the same meanings when used in this document unless otherwise indicated.

In the event of a conflict between this document and the rules of the Scheme or any relevant legislation, the rules or the legislation will prevail.

References to taxation are for guidance only. You are recommended to seek your own financial advice as regards your choices under the Offer and the effect these will have on your tax position.

February 26, 2007

To holders of Options under the PacifiCorp Stock Incentive Plan (“Plan”)

Dear Optionholder

Iberdrola’s offer for ScottishPower plc—your options under the Plan

As you know, Iberdrola has made an offer to buy all the Shares in ScottishPower (the “Offer”). I am writing to give you some information on the effect the Offer will have on your options under the Plan (the “Options”).

1    How does the Offer work?

The Offer will be carried out through a “scheme of arrangement” (the “Scheme”) which involves a reorganisation of the share capital of ScottishPower. The Scheme has to be approved by ScottishPower Shareholders at a court meeting and at a separate Extraordinary General Meeting which will be held on March 30, 2007. Once approved by ScottishPower Shareholders, the Offer will only become effective if approved by the Court of Session in Edinburgh (the “Court”). This is expected to happen on 19 April 2007.

You will received a copy of the Scheme Document for the Offer which sets out all the details of the Offer. You should read this letter with the Scheme Document.

If you have not got a copy of the Scheme Document, then please call Georgeson on +1 800 657 4988.

2    What will ScottishPower ADS Holders get for their ScottishPower ADSs under the Offer?

If the Offer goes ahead, ScottishPower ADS Holders will get, for each ScottishPower ADS they hold:

•	£16.00 in cash; and

•	0.6584 of an Iberdrola ADS.

1

Each Iberdrola ADS will represent one Iberdrola Share. Those who are ScottishPower ADS Holders at the Special Dividend Record Time will also get a special dividend of 48 pence per ScottishPower ADS (the “Special Dividend”).

3    What will happen to my Options?

As your Options are already exercisable, you will be able to exercise your Options in full up until March 21, 2007. If you do not exercise your Options before this date, your Options will lapse, you will not be able to exercise them at a later date and you will not be able to participate in the Offer.

4    How do I exercise an Option?

If you want to exercise an Option, you can do so by calling Smith Barney on 866 477 1529. Which must be by March 21, 2007 at the latest.

5    What happens if I do nothing?

If you do nothing, your Option will lapse, at the latest, on March 21, 2007 and will be of no value.

6    What will I get if I exercise an Option?

If you decide to exercise your Options, you will receive the number of ScottishPower ADSs subject to your Options as set out in your award agreement. You will then be able to participate in the Offer on the same basis as other ScottishPower ADS Holders.

This means that in the event the Court approves the Scheme, you will get £16 in cash and 0.6584 of an Iberdrola ADS and the 48 pence Special Dividend for each ScottishPower ADS which you hold. As your ScottishPower ADSs each represent four ScottishPower Shares, this is the same as other ScottishPower Shareholders are getting under the Offer upon the Scheme becoming effective.

You will receive a check from the ScottishPower Depositary in US Dollars for the cash portion of the consideration with respect to your ScottishPower ADSs.

If you are entitled under the Offer to a fraction of an Iberdrola ADS, it will be added to other people’s fractions and the resulting Iberdrola ADSs will be sold in the market and you will get your share of the proceeds.

7    What can I do with my Iberdrola ADSs?

The Iberdrola ADSs will not be listed or traded on any exchange, so they will only be eligible for trading “over-the-counter” and therefore may be illiquid.

If you wish to convert your Iberdrola ADSs into the underlying New Iberdrola Shares, you will be able to present your Iberdrola ADSs to the Iberdrola Depository for cancellation and delivery of the New Iberdrola Shares underlying your Iberdrola ADSs. Any such cancellation will result in a fee of up to US$5.00 for each 100 Iberdrola ADSs or any portion thereof issued or surrendered. Additionally, if Iberdrola terminates the Iberdrola ADR Facility, you will receive the New Iberdrola Shares underlying your Iberdrola ADSs.

The New Iberdrola Shares will be listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (the Bolsas de Valores) and through the Spanish Continuous Market, and their share price will be quoted in Euros. Dividends will be subject to Spanish tax. Holding Iberdrola Shares may involve different and possibly unfamiliar formalities from holding ScottishPower ADSs. Please see paragraph 22 of Part 4 of the Scheme Document for more information on the Iberdrola Shares and the rights that you will have in respect of Iberdrola ADSs.

2

8    I would prefer to get cash rather than Iberdrola ADSs. How can I sell them?

As discussed above, the Iberdrola ADSs will only be eligible for sale “over-the-counter”.

9    When will I get my cash and Iberdrola ASDs?

You will get your cash (by check) and your documentation for any Iberdrola ADSs as soon as reasonably practicable after the Scheme becomes effective and you have submitted the required ADS Letter of Transmittal, as explained in the Scheme Document.

10    What are the tax consequences of exercising my Options?

Any federal income, social security and Medicare taxes due will be withheld through payroll by your local employer at the time of exercise, and remitted to the tax authorities. If the required withholding amounts are not sufficient to cover applicable taxes, you will be responsible for any additional tax liability. See the Scheme Document for details of the tax treatment of such ScottishPower ADSs in the Offer.

11    Can I vote on the Offer?

Only ScottishPower ADS Holders who held ScottishPower ADSs as of February 20, 2007 may vote on the Offer.

12    Can I take advantage of the Mix and Match Facility?

Yes. If you do not wish to receive the consideration to which you may become entitled under the Offer as described above (£16 in cash, 48 pence Special Dividend and 0.6584 of an Iberdrola ADS for each ScottishPower ADS held), you can alter the proportion of cash and shares by using the Mix & Match Election, subject to the terms set out in the Scheme Document.

13    What do I do now?

If you want to exercise your Option, call Smith Barney on +1866 477 1529 no later than March 21, 2007 or the exercise will be of no effect and your Option will lapse.

If you do not want to exercise your Option, you do not need to do anything.

If you are a ScottishPower ADS Holder and you have questions relating to the Offer, please call on Georgeson on +1 800 657 4988 between 9.00 a.m. and 11.00 p.m. (New York time). Please note that calls to these numbers may be monitored and recorded, and no advice on the merits of the Scheme or the Offer nor any financial or tax advice can be given.

Yours sincerely

Sheelagh Duffield

Company Secretary and Corporate Legal Director

3

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The Iberdrola ADSs will only be distributed to existing ScottishPower ADS Holders. The New Iberdrola Shares to be issued to ScottishPower Shareholders and the Iberdrola ADSs to be issued to ScottishPower ADS Holders under the terms of the Scheme or pursuant to any exercise of an Option under the Plan have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares or the Iberdrola ADSs have been, or will be applied for in any jurisdiction. The New Iberdrola Shares and the Iberdrola ADSs and, if applicable, certain New Iberdrola Shares and Iberdrola ADSs issued under the Plan, will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof based on Court approval of the Scheme. For the purpose of qualifying for this exemption from the registration requirements of the US Securities Act, ScottishPower will advise the Court that its sanctioning of the Scheme will be relied upon by ScottishPower and Iberdrola as an approval of the Scheme, following a hearing on its fairness to ScottishPower Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Shareholders who may be deemed to be affiliates of ScottishPower for the purposes of the US Securities Act before implementation of the Scheme or of Iberdrola before or after implementation of the Scheme will be subject to restrictions on the sale of New Iberdrola Shares and the Iberdrola ADSs received in connection with the Scheme under Rule 145(d) of the US Securities Act. ScottishPower Shareholders who are affiliates may, in addition to re-selling their New Iberdrola Shares or their Iberdrola ADSs in the manner permitted by Rule 145(d) under the US Securities Act, also sell their New Iberdrola Shares under any other available exemption under the US Securities Act, including Regulation S.

Shareholders who may be deemed to be affiliates of ScottishPower or Iberdrola include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, ScottishPower or Iberdrola and would include certain officers and directors of ScottishPower and Iberdrola and may include certain significant shareholders.

If Iberdrola determines to implement the Offer by way of a Takeover Offer rather than the Scheme, Iberdrola will, to the extent that the New Iberdrola Shares or the Iberdrola ADSs issued in connection with the Offer are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the SEC and ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are strongly advised to read the documents that will be made available to them, including the registration statement, prospectus and Solicitation/Recommendation Statement on Schedule 14D-9, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower and the Offer. If and when filed, investors may obtain free copies of the registration statement and the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.

No US federal or state Securities Commission has approved, disapproved, endorsed or recommended the offer of the New Iberdrola Shares or the Iberdrola ADSs, nor has it expressed a view on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or the Scheme.

The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, considers the proposals set out in this document and the Form of Election to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

The ScottishPower Directors accept responsibility for the information contained in this document. To the best of the knowledge and belief of the ScottishPower Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

4

THIS DOCUMENT AND THE ACCOMPANYING LETTER ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, lawyer, accountant or other independent financial advisor who is an appropriately authorized independent financial advisor.

All words and expressions defined in the Scheme Document and the letter which accompanies this Form of Election have the same respective meanings in this Form of Election. Please read the terms and conditions of the Scheme, as set out in the Scheme Document, the terms of which are incorporated into and form part of this Form of Election.

In the event of a conflict between this document and the rules of the Plan or any relevant legislation, the rules or the legislation will prevail.

PacifiCorp Stock Incentive Plan

Form of Election

Instructions for completing this form

1	The choices available to you are set out in the letter which accompanied this Form of Election. This Form of Election should be read together with that letter.

2	If you want to exercise your Options, complete the relevant information in Box 1 and tick the box(es) on the right.

3	The exercise price will normally be deducted from the cash proceeds due to you under the Offer. If you do not want this to happen and wish to pay the exercise price yourself, tick the box in Box 2 and enclose a check for the exercise price with your Form of Election.

4	If you want to use the Mix and Match Facility:

•	to receive more cash, then, in Box 3A, fill in the number of ScottishPower ADSs for which you wish to receive only cash; or

•	to receive more Iberdrola ADSs, then, in Box 3B, fill in the number of ScottishPower ADSs for which you wish to receive only Iberdrola ADSs.

5	Once you have completed this Form of Election, you must sign it where indicated in Box 4 in the presence of a witness and date it. The witness must be at least 18 years of age and must not be your spouse or civil partner. The witness should sign and print his/her name and address where indicated.

6	Return this Form of Election using the enclosed pre-paid envelope. Your validly completed Form of Election must be received by the ScottishPower Shareholder Services Department no later than 12 April 2007 in order to participate in the Offer.

Box 1 – Exercising your Options

Date of grant	Exercise price	Number of ScottishPower ADSs subject to your Option	Exercise (Tick the box if you want to exercise.)
☐
☐
☐

Box 2 – Paying the exercise price yourself

☐

Tick this box if you do not want the exercise price of the Option paid for you out of the proceeds of your exercise. If you do this you must enclose a check for the exercise price with this Form of Election. If you do not, we will ignore the tick.

Box 3 – The Mix and Match Election

Box 3A: Number of ScottishPower ADSs under Option for which I want to receive cash only.	(Insert number of ScottishPower ADSs for which you want to receive cash only.)

Box 3B: Number of ScottishPower ADSs under Option for which I want to receive Iberdrola	(Insert number of ScottishPower ADSs for which you want to receive
ADSs only.	Iberdrola ADSs only.)

Box 4 – Signature

I understand and accept that the choices I have made on this Form of Election are made on and are subject to the Terms & Conditions set out on the back of this Form of Election and the letter to Optionholders which accompanies this Form of Election, the Scheme Document and the rules of the Plan.

Dated:	2007

Your signature:

Your name: (please print)

Your address: (please print)

ZIP Code:

Your contact telephone number:

Your independent witness’s signature:

Your witness’s address: (please print)

ZIP Code:

Terms & Conditions

1	By ticking the box next to an Option in Box 1:

1.1	you exercise the Option to the maximum possible extent with effect from the date on which the Court sanctions the Scheme of Arrangement;

1.2	unless you have ticked the box in Box 2 and enclosed a check made out to “Scottish Power plc” for the exercise price of all exercised Options, you undertake to pay the exercise price for the Options;

1.3	you agree to the relevant number of ScottishPower ADSs being issued or transferred to you or to any nominee for you selected by ScottishPower on such terms as ScottishPower sees fit;

1.4	you consent to the deduction of:

1.4.1	the amount of any income, social security and Medicare tax which is required to be withheld in relation to the exercise of Options; and

1.4.2	the amount of any part of the exercise price of the Options which you have undertaken to pay,

from any amounts payable to you by ScottishPower or Iberdrola under the Offer, the letter which accompanied this Form of Election or otherwise and paid to the relevant tax authorities on your behalf. You authorise ScottishPower and Iberdrola to make such other arrangements as they may require to satisfy any withholding obligations in respect of any income tax or other amounts payable by any member of the Scottish Power group to the appropriate authorities in relation to the exercise of your Options, including the sale on your behalf of any Iberdrola ADSs you may acquire under the Offer.

2	Any instructions on this Form of Election are conditional upon the ScottishPower Shareholders approving the Offer and Court Sanction.

3	If you have ticked Box 3B, you understand that your election will be of no effect if the cash you are entitled to under the Offer is not sufficient to pay the total exercise price and the amount of any US federal income, social security and Medicare taxes which are payable in connection with the exercise of your Options, unless you have provided a check for these amounts.

4	A Form of Election will be of no effect unless it is completed correctly dated, signed and witnessed. However, ScottishPower and Iberdrola reserve the right, at their discretion, to treat as effective any form which is not correctly completed.

5	All your choices on this form are irrevocable (unless ScottishPower decides otherwise).

6	You confirm that you are entitled to exercise your Options and accept that your Options will continue in accordance with its terms until it is exercised or lapses and will not be exercised at all if it lapses before the date on which the exercise would otherwise be effective (as described above).

7	You acknowledge that if you have ticked Box 1 to exercise one or more Options, such Options will be exercised in full as of the effective date described above and your Option award agreement will terminate on such date.

8	If the Scheme is not approved by the Court, your Form of Election will be of no force or effect and your Options will continue in accordance with the terms thereof, including the rules of the Plan and the applicable Option award agreement.

9	You irrevocably appoint the Company Secretary of ScottishPower (or his or her nominee) from time to time to be your true and lawful attorney (“Attorney”) with full power and authority in your name and on your behalf to approve, sign, execute (as a deed or otherwise) and deliver any document and do any act or thing which the Attorney, in his/her absolute and unfettered discretion, considers necessary or desirable in order to give effect to your instructions on this Form of Election or otherwise in connection with the Offer. The Attorney has the full power to appoint in writing a substitute to act as your Attorney for these purposes.

10	You acknowledge that neither Iberdrola nor ScottishPower will be responsible for any loss resulting from this Form of Election being incorrectly completed and that neither Iberdrola nor ScottishPower is obliged to obtain clarification of your instructions.

11	You direct that all correspondence, consideration and any other item in connection with your Options or the Offer be sent to you at your own risk to the address to which your copy of the letter which accompanied this Form of Election was sent.

12	Terms defined in the letter which accompanied this Form of Election or the Scheme Document have the same meaning when used in this Form of Election.

Printed by RR Donnelley, 49497